UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Antero Midstream Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

03673L 103

(CUSIP Number)

Glen C. Warren, Jr.

1615 Wynkoop Street

Denver, Colorado 80202

(303) 357-7310

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13 D

CUSIP No. 03673L 103

1	Name of Reporting Person Antero Resources Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (please see Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power* 29,940,957 Common Units

	8	Shared Voting Power 0 Common Units

	9	Sole Dispositive Power* 29,940,957 Common Units

	10	Shared Dispositive Power 0 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 29,940,957 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 39.4% **

14	Type of Reporting Person CO

*                                         Antero Resources Corporation may also be deemed to beneficially own 75,940,957 subordinated units representing limited partner interests in Antero Midstream Partners LP, which may be converted into common units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Agreement of Limited Partnership of Antero Midstream Partners LP.

**                                  Calculation of percentage based on a total of 75,940,957 common units outstanding as of November 10, 2014, the date on which the initial public offering of the common units of Antero Midstream Partners LP was closed.

Item 1.         Security and Issuer

This Schedule 13D relates to the common units representing limited partner interests (the “Common Units”) in Antero Midstream Partners LP, a Delaware limited partnership (the “Issuer” or the “Partnership”), which has its principal executive offices at 1615 Wynkoop Street, Denver, Colorado 80202.

Item 2.         Identity and Background

(a)                                 This Schedule 13D is being filed by Antero Resources Corporation, a Delaware corporation (“Antero” or the “Reporting Person”).

(b)                                 The principal business address of the Reporting Person is 1615 Wynkoop Street, Denver, Colorado 80202.

(c)                                  The principal business of the Reporting Person is the exploitation, development and acquisition of natural gas, natural gas liquids and oil properties located in the Appalachian Basin in West Virginia, Ohio and Pennsylvania. The name, business address, present principal occupation and citizenship of each director and executive officer of Antero (the “Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference.  Unless otherwise indicated, the present principal occupation of each person is with Antero.

(d)                                 In the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Covered Individual has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  In the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Covered Individual has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)                                   Not applicable.

Item 3.         Source and Amount of Funds or Other Consideration

On November 10, 2014, the Partnership closed its initial public offering (the “Offering”) of 46,000,000 common units representing limited partner interests in the Partnership, including the 6,000,000 Common Units that were issued pursuant to the full exercise of the underwriters’ (the “Underwriters”) option to purchase additional Common Units, at a price to the public of $25.00 per Common Unit ($23.875 net of underwriting discounts and commissions), as described in the Partnership’s Registration Statement on Form S-1 (File No. 333-193798), as amended. The material terms of the Offering are described in the prospectus dated November 4, 2014 (the “Prospectus”) and filed by the Partnership with the Securities and Exchange Commission on November 5, 2014.

In connection with the Offering, Antero entered into a contribution agreement with the Partnership, which was amended and restated on November 10, 2014 (the “A&R Contribution Agreement”), in connection with the closing of the Offering. Pursuant to the A&R Contribution Agreement, Antero contributed to the Partnership 100% of the membership interests in an entity that owned Antero’s gathering and compression assets. Under the terms of the A&R Contribution Agreement, Antero granted the Partnership an option for two years to purchase Antero’s fresh water distribution systems at fair market value, with a right of first offer thereafter. In addition, Antero assigned to the Partnership (i) its option to participate for up to a 20% non-operating equity interest in the 800-mile Energy Transfer LLC Rover Pipeline Project and (ii) its right to participate for up to a 15% non-operating equity interest in an unnamed 50-mile regional gathering pipeline extension. In exchange, Antero received (i) 35,940,957 Common Units and (ii) 75,940,957 subordinated units (the “Subordinated Units”), representing an aggregate 73.7% limited partner interest in the Issuer. The Partnership used the proceeds from the sale of the 6,000,000 additional common units purchased by the Underwriters pursuant to their option to redeem an equivalent number of common units from Antero, which units were cancelled, to reimburse Antero for capital expenditures incurred prior to Antero’s midstream business being contributed to the Issuer.

Upon the termination of the subordination period as set forth in the Agreement of Limited Partnership of the Partnership, dated November 10, 2014 (the “Partnership Agreement”), the Subordinated Units are convertible into Common Units on a one-for-one basis.

In connection with the IPO, certain Covered Individuals acquired with personal funds beneficial ownership of Common Units through the Partnership’s directed unit program at the initial public offering price of $25.00 per unit, as set forth in Item 5(a).  In addition, certain Covered Individuals received grants of restricted units and phantom units under the Issuer’s long-term incentive plan.

Item 4.         Purpose of Transaction

The information contained in Item 3 above is incorporated herein by reference.

The Reporting Person acquired the Common Units for investment purposes and in order to effect the Offering.

(a)                                 The Reporting Person at any time and from time to time may acquire additional Common Units or dispose of any or all of Common Units that it owns depending upon an ongoing evaluation of the investment in the Common Units, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

(b) — (j) Except as disclosed herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j) inclusive of the instructions to Item 4 of Schedule 13D.  The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.         Interest in Securities of the Issuer

(a) — (b) The aggregate number and percentage of Common Units beneficially owned by the Reporting Person (on the basis of a total of 75,940,957 Common Units issued and outstanding as of November 10, 2014) are as follows:

Amount beneficially owned: 29,940,957		Percentage: 39.4%
Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:	29,940,957
ii.	Shared power to vote or to direct the vote:	0
iii.	Sole power to dispose or to direct the disposition of:	29,940,957
iv.	Shared power to dispose or to direct the disposition of:	0

The Reporting Person also beneficially owns 75,940,957 subordinated units of the Partnership, representing 100% of the Partnership’s subordinated units. As described in Item 6 below, under certain circumstances, the subordinated units held by the Reporting Person are convertible into Common Units on a one-for-one basis.

In addition, as of the date of this report, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Richard W. Connor	9,000	*
Peter R. Kagan	4,000	*
W. Howard Keenan, Jr.	4,000	*
Christopher R. Manning	14,000	*
Robert J. Clark	12,500	*
Paul M. Rady	252,000	*
Glen C. Warren, Jr.	168,000	*
Kevin J. Kilstrom	48,000	*
Ward D. McNeilly	48,000	*
Alvyn A. Schopp	54,000	*

*                                         Less than 1% of the class beneficially owned.

(c)                                  The information contained in Item 3 above is incorporated herein by reference. Except as described therein, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d)                                 The Reporting Person has the right to receive distributions from, and the proceeds from the sale of, the Common Units reported on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units beneficially owned by the Reporting Person.

(e)                                  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Partnership Agreement

Antero Resources Midstream Management LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”), as the sole general partner of the Partnership, and Antero, as a limited partner of the Issuer, and all other limited partners of the Issuer are party to the Partnership Agreement.

Cash Distributions

The Partnership’s cash distribution policy will require it to make a minimum quarterly distribution to the holders of Common Units and Subordinated Units of $0.17 per unit, or $0.68 per unit on an annualized basis, to the extent the Partnership has sufficient cash from its operations after the establishment of cash reserves and payment of fees and expenses, including reimbursements of expenses to the General Partner.  The amount of distributions the Partnership will pay and the decision to make any distribution is determined by the General Partner, taking into consideration the terms of the Partnership Agreement and the Issuer’s cash distribution policy. The Issuer will adjust the minimum quarterly distribution for the period from the closing of the Offering through December 31, 2014 based on the actual length of that period.

Pursuant to the Partnership’s cash distribution policy, within 60 days after the end of each quarter, beginning with the quarter ending December 31, 2014, the Partnership distribute all of its available cash to unitholders of record on the applicable record date, less reserves established by the General Partner.

The Partnership Agreement provides that, during the subordination period, the Common Units will have the right to receive distributions from operating surplus each quarter in an amount equal to $0.17 per Common Unit, plus any arrearages in the payment of the minimum quarterly distribution on the Common Units from prior quarters, before any distributions from operating surplus may be made on the Subordinated Units. Furthermore, no arrearages will accrue or be payable on the Subordinated Units.

The Partnership Agreement generally provides that the Issuer will distribute cash each quarter during the subordination period in the following manner:

•                  first, to the holders of Common Units, until each Common Unit has received a minimum quarterly distribution of $0.17 plus any arrearages from prior quarters;

•                  second, to the holders of subordinated units, until each subordinated unit has received a minimum quarterly distribution of $0.17; and

•                  third, to the holders of Common Units and Subordinated Units pro rata until each has received a distribution of $0.1955.

If cash distributions exceed $0.1955 per Common Unit and Subordinated Units in any quarter, the General Partner, as the holder of the Issuer’s incentive distribution rights, will receive increasing percentages, up to a maximum of 50%, of the cash distributed in excess of that amount. These distributions are referred to as “incentive distributions.”

Conversion of Subordinated Units

The subordination period generally will end on the first business day after the Partnership has earned and paid at least (i) $0.68 on each outstanding Common Unit and Subordinated Unit for each of three consecutive, non-overlapping four quarter periods ending on or after September 30, 2017 or (ii) $1.02 (150.0% of the minimum quarterly distribution on an annualized basis) on each outstanding Common unit and Subordinated Unit and the related distribution on the incentive distribution rights, for any four-quarter period ending on or after September 30, 2015, and there are no outstanding arrearages on any Common Units.  When the subordination period ends, all remaining Subordinated Units will convert into Common Units on a one-for-one basis, and the Common Units will no longer be entitled to arrearages.

Registration Rights

Pursuant to that certain Registration Rights Agreement, dated as of November 10, 2014, by and among the Issuer and Antero (the “Registration Rights Agreement”), the Partnership agreed to register for resale under the Securities Act of 1933, as amended (the “Securities Act”), and applicable state securities laws any Common Units (including Common Units issuable upon conversion of Subordinated Units pursuant to the terms of the Partnership Agreement) and Subordinated Units (together, the “Registrable Securities”) proposed to be sold by Antero or any of its affiliates or their assignees. The Partnership will generally pay all expenses incidental to the registration, excluding underwriting discounts and commissions.  The obligations to register Registrable Securities under the registration rights agreement will terminate when no Registrable Securities remain outstanding. Registrable Securities shall cease to be covered by the Registration Rights Agreement when they have (i) been sold pursuant to an effective registration statement under the Securities Act, (ii) been sold in a transaction exempt from registration under the Securities Act (including transactions pursuant to Rule 144 of the Securities Act), (iii) ceased to be outstanding, (iv) been sold in a private transaction in which Antero’s rights under the Registration Rights Agreement are not assigned to the transferee or (v) become eligible for resale pursuant to Rule 144(b) of the Securities Act (or any similar rule then in effect under the Securities Act).

Limited Call Right

Under the Partnership Agreement, if, at any time, the General Partner and its affiliates (including Antero) own more than 80% of the outstanding Common Units, the General Partner has the right, but not the obligation, to purchase all of the remaining Common Units at a price equal to the greater of (1) the average of the daily closing prices of the Common Units over the consecutive 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by the General Partner or any of its affiliates for Common Units during the 90-day period preceding the date such notice is first mailed.

Lockup Agreements

The Reporting Person and each Covered Individual has agreed that, for a period of 180 days from November 4, 2014, they will not, without the prior written consent of Barclays Capital Inc. and Citigroup Global Markets Inc., dispose of any Common Units or any securities convertible into or exchangeable for the Common Units.

To the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Partnership.

References to, and descriptions of, the Partnership Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the Agreement of Limited Partnership, dated as of November 10, 2014, by and between Antero Resources Midstream Management LLC, as the General Partner, and Antero Resources Corporation, as the Organizational Limited Partner, filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 17, 2014 (File No. 001-36719), which is incorporated by reference herein in its entirety. References to, and descriptions of, the A&R Contribution Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the Amended and Restated Contribution Agreement, dated November 10, 2014, by and between Antero Resources Corporation and Antero Midstream Partners LP, filed as Exhibit 10.1 to the Partnership’s Current Report on Form 8-K, filed with the Commission on November 17, 2014 (File No. 001-36719), which is incorporated by reference herein in its entirety.  References to, and descriptions of, the Registration Rights Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the Registration Rights Agreement, dated as of November 10, 2014, by and between Antero Midstream Partners LP and Antero Resources Corporation, filed as Exhibit 10.5 to the Partnership’s Current Report on Form 8-K, filed with the Commission on November 17, 2014 (File No. 001-36719), which is incorporated by reference herein in its entirety.

Item 7.         Material to be Filed as Exhibits

Exhibit A                                             Directors and Executive Officers of Antero Resources Corporation.

Exhibit B                                             Agreement of Limited Partnership, dated as of November 10, 2014, by and between Antero Resources Midstream Management LLC, as the General Partner, and Antero Resources Corporation, as the Organizational Limited Partner (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K, filed with the Commission on November 17, 2014 (File No. 001-36719) and incorporated by reference herein in its entirety).

Exhibit C                                             Amended and Restated Contribution Agreement, dated November 10, 2014, by and between Antero Resources Corporation and Antero Midstream Partners LP (filed as Exhibit 10.1 to the Partnership’s Current Report on Form 8-K, filed with the Commission on November 17, 2014 (File No. 001-36719) and incorporated by reference herein in its entirety).

Exhibit D                                             Registration Rights Agreement, dated as of November 10, 2014, by and between Antero Midstream Partners LP and Antero Resources Corporation (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K, filed with the Commission on November 17, 2014 (File No. 001-36719) and incorporated by reference herein in its entirety).

Signature

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:                  November 19, 2014

ANTERO RESOURCES CORPORATION

/s/ Alvyn A. Schopp
Name:	Alvyn A. Schopp
Title:	Chief Administration Officer, Regional Vice President and Treasurer

EXHIBIT A

Directors and Executive Officers of Antero Resources Corporation

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address	Citizenship

Richard W. Connor, Director	1615 Wynkoop Street Denver, Colorado 80202	United States

Peter R. Kagan, Director	Managing Director Warburg Pincus LLC 450 Lexington Avenue New York, New York 10017	United States

W. Howard Keenan, Jr., Director	Member Yorktown Partners LLC 410 Park Avenue, 19th Floor New York, New York 10022	United States

Christopher R. Manning, Director	Partner Trilantic Capital Partners 375 Park Avenue, 30th Floor	United States

Robert J. Clark, Director	Chairman and Chief Executive Officer 3 Bear Energy, LLC 1512 Larimer Street, Suite 540 Denver, Colorado 80202	United States

Benjamin A. Hardesty, Director	Owner Alta Energy LLC c/o Antero Resources Corporation 1615 Wynkoop Street Denver, Colorado 80202	United States

James R. Levy, Director	Managing Director Warburg Pincus LLC 450 Lexington Avenue New York, New York 10017	United States

Paul M. Rady, Chairman and Chief Executive Officer	1615 Wynkoop Street Denver, Colorado 80202	United States

Glen C. Warren, Jr., Director, President, Chief Financial Officer and Secretary	1615 Wynkoop Street Denver, Colorado 80202	United States

Kevin J. Kilstrom, Vice President—Production	1615 Wynkoop Street Denver, Colorado 80202	United States

Ward D. McNeilly, Vice President—Reserves, Planning and Midstream	1615 Wynkoop Street Denver, Colorado 80202	United States

Alvyn A. Schopp, Chief Administration Officer, Regional Vice President and Treasurer	1615 Wynkoop Street Denver, Colorado 80202	United States